Exhibit 12.1

American Airlines Group Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(In millions)

	Three Months Ended March 31,
	2014	2013
Income (loss) before income taxes	$493	$(363)
Add: Total fixed charges (per below)	504	519
Less: Interest capitalized	13	12
Total earnings before income taxes	984	144
Fixed charges:
Interest (1)	256	266
Portion of rental expense representative of the interest factor	248	253
Total fixed charges	504	519
Ratio of earnings to fixed charges	1.95	—
Coverage deficiency	$—	$375

(1)	The three months ended March 31, 2014 includes non-cash interest accretion related to outstanding Mandatorily Convertible Preferred Stock and Other Bankruptcy Settlement Obligations.